 EXHIBIT 99.1

Re: New Bezeq Board Members

Ramat Gan, Israel – February 26, 2018 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM):

The Company sent a letter to Bezeq - The Israel Telecommunication Corp. Ltd., a controlled subsidiary of the Company (“Bezeq”), requesting that it convene an urgent board meeting for the purpose of discussing the composition of Bezeq’s board of directors.

The Company’s recommendation for new members of the Bezeq Board of Directors are:

A. Mr. Shlomo Rodav (a former chairman of Bezeq);

B. Mr. Doron Turgeman (the Company’s CEO);

C. Mr. Tamir Cohen.

Shaul Elovitch, Or Elovitch and Orna Elovitch will be ending their service on the Board of Bezeq in furtherance of their desire to calm the atmosphere and the media reports created over the past few days.

The Company clarifies that the Ministry of Communications has been updated on the Company’s intention to initiate the appointment of the three directors, including Mr. Tamir Cohen. Therefore, if the Ministry is of the opinion that there is any difficulty in this appointment at the present time, it will be able to express its position during the coming days.

Until Mr. Cohen’s actual appointment, Ms. Orna Elovitch will appoint Adv. Ami Barlev (the Company’s acting chairman) as an alternate director on her behalf. The appointments of Messrs. Shlomo Rodav and Doron Turgeman will be implemented immediately subject to Bezeq board approval.

Mr. Tamir Cohen is a representative of the Saidoff Group, which is the expected beneficial investor in the Company as previously reported as part of Eurocom Group's creditors’ arrangement proposal. The creditors’ arrangement was approved by the Eurocom Group’s creditors' meetings on February 23, 2018 and submitted for approval to the Tel Aviv-Jaffa District Court. Subject to obtaining the required regulatory approvals, the Saidoff Group is expected to eventually become the controlling shareholder of Bezeq.

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